Free Writing Prospectus (To the Prospectus dated February 22, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 433 Registration No. 333-212571 March 7, 2018

Barclays Bank PLC – Fixed to Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 22, 2018, the prospectus supplement dated July 18, 2016 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Trade Details/Characteristics

Issuer:	Barclays Bank PLC
Principal Amount:	$1,000 per Note
Initial Issue Price:	$1,000 per Note*
Reference Asset:	The "Swap Rate Spread," which is the 10-Year U.S. Dollar ICE Swap Rate (the "10-Year Swap Rate") *minus* the 2-Year U.S. Dollar ICE Swap Rate (the "2-Year Swap Rate")
Payment at Maturity	You will receive on the Maturity Date a cash payment per Note equal to $1,000 plus accrued and unpaid interest, if any.
Interest Rate:	Year 1: 3.50% per annum Years 2-3 (the "Floating-Rate Period"): (i) the applicable Swap Rate Spread *times* (ii) the Multiplier of 8.10, *provided* that the Interest Rate will not be less than 0.00%.
U.K. Bail-in Power Acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.
Interest Payment Dates:	Quarterly
Business Day Convention:	Following, Unadjusted
Day Count Convention:	30/360
Maturity Date:	Approximately 3 years
CUSIP/ISIN:	06746X2B8 / US06746X2B83

Hypothetical Interest Rate Examples for the Floating-Rate Period

Hypothetical Swap Rate Spread	Hypothetical Interest Rate per Annum	Hypothetical Quarterly Interest Payment Amount per Note
-1.000%	0.00%	$0.00
-0.800%	0.00%	$0.00
-0.600%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.200%	0.00%	$0.00
0.000%	0.00%	$0.00
0.200%	1.62%	$4.05
0.400%	3.24%	$8.10
0.600%	4.86%	$12.15
0.800%	6.48%	$16.20
1.000%	8.10%	$20.25
1.200%	9.72%	$24.30
1.400%	11.34%	$28.35
1.600%	12.96%	$32.40
1.800%	14.58%	$36.45
2.000%	16.20%	$40.50

Selected Risk Considerations

- The Notes may pay a below-market rate or no interest at all on one or more interest payment dates during the Floating-Rate Period.
- The Interest Rate during the Floating-Rate Period will be based on the Swap Rate Spread, which may narrow significantly during the term of the Notes, or may become negative.
- Any payments on the Notes are subject to Issuer credit risk.
- You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority.
- There may be no secondary market. Notes should be considered a "hold until maturity" product.
- Additional risk factors can be found under "Additional Risk Considerations" below. See also "Risk Factors" in the accompanying prospectus supplement and "Selected Risk Considerations" in the accompanying pricing supplement. When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated February 22, 2018, or to the corresponding sections of that prospectus.
- Barclays Bank PLC, the Issuer, acts as calculation agent.

*** Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $970.00 and $990.00 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See "Additional Information Regarding Our Estimated Value of the Notes" on page PS-13 of the accompanying pricing supplement.**

BARCLAYS

J.P.Morgan

Additional Risk Considerations

Please see the prospectus, prospectus supplement, index supplement (if applicable) and the related pricing supplement for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the Notes.

Credit of Issuer. The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

You may lose some or all of your investment if any U.K. Bail-in power is exercised by the relevant U.K. Resolution authority. Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in the accompanying pricing supplement.

Lack of liquidity. The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in the accompanying pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

The historical swap rates and Swap Rate Spreads are not an indication of future Swap Rates or Swap Rate Spreads. In the past, the Swap Rates have experienced significant fluctuations, causing widening and narrowing in the Swap Rate Spread. Historical Swap Rates and Swap Rate Spreads are not necessarily indicative of future Swap Rates or Swap Rate Spreads. Any historical upward or downward trend in the Swap Rates is not an indication that the Swap Rates are more or less likely to increase or decrease at any time during the term of the Notes, and you should not take historical Swap Rates or Swap Rate Spreads as an indication of future Swap Rates or Swap Rate Spreads.

Many economic and market factors will impact the value of the Notes. In addition to the Swap Rate Spread on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Swap Rate Spread; correlation (or lack of correlation) of the 10-Year Swap Rate and the 2-Year Swap Rate; the time to maturity of the Notes; interest and yield rates in the market generally; supply and demand for the Notes; a variety of economic, financial, political, regulatory and judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Potential conflicts of interest. Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of the Issuer are potentially adverse to your interests as an investor in the Notes.

An investment in the Notes involves significant risk. You should carefully consider the risks of an investment in the Notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in the related pricing supplement.